EXHIBIT 21

                                  SUBSIDIARIES

1. Marshall Holdings International, Inc. (previously known as Gateway Distributors, Ltd.)
2.     The Right Solution Gateway
3. Marshall Distributing, Inc. (previously known as Grandma Hamman's Specialty Foods)
4.     Gateway Venture Holdings, Inc.
5. Marshall Corporate Administration, Inc. (previously known as Gateway Corporate Administration, Inc.)
6.     Mountain West Holdings, Inc.

All subsidiaries are incorporated in Nevada.